Kelda Group plc
Western House
Halifax Road
Bradford BD6 2SZ
Tel +44 (0)1274 600111
Fax +44 (0)1274 608608
www.keldagroup.com

KeldaGroup

06013936

Securities and Exchange Commission
450 Fifth Street N.W.
Washington
D.C.20549
U.S.A.

Our Ref: MB/CS/24/3

Your Ref: 82-2782

25 May 2006

SUPPL

Dear Sirs

RE: Stock Exchange Announcement

Please find attached a copy of the stock exchange announcement issued on behalf of Kelda Group plc as follows:-

- Further re Final Dividend

This announcement is being made pursuant to Rule 12g3 – 2 (b), please note the file number for your reference 82-2782.

Yours faithfully

Michelle Brayshaw
Shareholder Relations Assistant

Enc

dlw 6/2

o:\document\stock exchange announcements\securities and exchange commission.doc

Regulatory Announcement

Go to market news section

Company	Kelda Group PLC
TIDM	KEL
Headline	Further re Final Dividend
Released	10:12 25-May-06
Number	PRNUK-2505

KeldaGroup

Kelda Group plc confirms in connection with the preliminary announcement of its results and final dividend for 2005/06 that the final dividend of 21.60p per share shall be paid on 25 August 2006 to those shareholders on the register at the close of business on 4 August 2006.

END

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